Exhibit 99.16

Professionals in resources, mining, processing, construction and the environment	www.cam-llc.com

CONSENT OF EXPERT

February 25, 2010

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

Re:	Annual Information Form dated February 25, 2010 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”).

I refer to the report entitled "Technical Report Dolores Gold-Silver Project, Chihuahua State, Mexico" dated July 26, 2007 (the "Report") as referenced in the Annual Information Form and documents incorporated by reference therein.

This letter is being filed as my consent to the use of my name and the Report in the Annual Information Form and in documents incorporated by reference therein.

I confirm that I have read the Annual Information Form and I have no reason to believe that there are any misrepresentations that are derived from the Report referred to above or that are within my knowledge as a result of the services I performed in connection with such Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F dated February 25, 2010, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F dated February 25, 2010.

Yours truly,

/s/ Richard L. Nielsen
Richard L. Nielsen

12600 W. Colfax Ave., Suite A-250
Lakewood, Colorado 80215
Telephone: (303) 716-1617
Fax: (303) 716-3386